[COMMUNITY BANKERS TRUST CORPORATION LETTERHEAD]

December 29, 2010

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-K/A for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 001-32590

Dear Ms. Ebbertt:

We have received the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your comment letter to Community Bankers Trust Corporation (the “Company”), dated December 2, 2010 (the “Third Follow-Up Comment Letter”), with respect to the filings referenced above. This letter responds to the comments set forth in the Third Follow-Up Comment Letter.

For convenience of reference, we have included your comments in this letter, and our response to each comment follows it.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements

Note 2. Securities, page 12

1.	We note your response to prior comment seven in our letter dated July 28, 2010 and your disclosure on page 12 that as part of your impairment analysis you considered your “ability to, and belief it is more likely than not you will” hold underwater debt securities until recovery of value. Please revise your disclosure in future filings beginning with your 2010 Form 10-K to assert whether you consider your intention to sell or requirement to sell your underwater debt securities as required by ASC 320-10-35-34B in your impairment analysis.

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

Response: The Company will revise its disclosure in future filings to assert that it considered its intention to sell or requirement to sell its underwater debt securities as required by ASC 320-10-35-34B in its impairment analysis.

Note 3. Loans Note Covered by FDIC Shared-Loss Agreement (Non-Covered Loans), page 13

2.	We note your response to prior comment eight in our letter dated July 28, 2010 and your disclosure on page 14 that the impaired loans balance increased by 125.2% from December 31, 2009 to September 30, 2010. Please revise your disclosure in future filings to provide a detailed and thorough discussion of each change made to your impaired loans identification policy during fiscal years 2009 and 2010. Please ensure your disclosure addresses the following items and please provide us with your proposed response:

•	Date and financial statement impact of your exclusion of “watch/special mention” loans as impaired loans;

•	Date and financial statement impact of all changes in your internal loan risk grading methodology;

•	The financial statement impact, if any, of these changes on your related allowance for loan losses; and

•	Disclose the fact that you engaged an external firm in May 2010 to review 65% of your non-covered loan portfolio and discuss the impact this had on your methodology.

Response: The Company will revise its disclosure in future filings to provide a detailed and thorough discussion of each change made to its impaired loans identification policy during the periods covered by those filings. The Company represents that the discussion will address the specific items that the Staff has noted in its comment.

The Company provides supplementally the following information, which will form the basis of its future disclosures in response to this comment:

The Company has excluded “watch/special mention” loans, for each reporting period beginning with and after the fourth quarter of 2009, from its definition of impaired loans. Watch loans are not reported as impaired loans because this status is considered a temporary rating until the potential weaknesses are confirmed and/or corrected, at which time the loans will either be upgraded to a “pass” grade or downgraded to Substandard or Doubtful. A loan should not remain in the watch category for more than six to nine months.

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

During the second quarter of 2010, the Company added a new risk grade, Special Mention (risk grade 5), to its risk grade methodology, which expanded the risk grades from eight to nine. The Company defines the population of potentially impaired loans as those classified as Substandard (risk grade 7) and Doubtful (risk grade 8). The addition of the new risk grade had no material impact on the dollar amount of Substandard and Doubtful loans.

As a part of its risk grade migration plan, the Company hired an independent third party to evaluate, confirm and classify approximately 65% of the non-covered loan portfolio consisting of the following described loans: all loans or loan relationships of $1 million or greater, all acquisition development and construction loans of $250,000 or greater, watch loans (risk grade 6) and classified/impaired loans (risk grades 7 and 8) of $500,000 or greater, and a statistical sampling of all other loans with an exposure between $250,000 and $1 million. The result was a migration of approximately $44.7 million into the impaired loan categories.

The changes mentioned above increased the dollar amount of impaired loans reported in the second quarter of 2010. These loans were analyzed pursuant to FAS 114 and incrementally increased the allowance for loans losses to the extent that an allowance was required.

3.	We note from your disclosure on page 14 that impaired non-covered loans totaled $127.12 million at September 30, 2010 and nonaccrual non-covered loans totaled $43.30 million. In addition, we note your policy for nonaccrual loans included in your response to prior comment eight in our letter dated July 28, 2010 that loans are placed on nonaccrual upon the earlier of “the determination that interest payments can no longer be made under the terms of the loan agreement or 90 days.” Please address the following and provide us with your proposed disclosure:

•	Revise future filings to clarify the amount of impaired loans on nonaccrual versus accrual status.

•

Further, we were unable to locate disclosure of a reconciliation of impaired loans to nonaccrual loans at each period end. As indicated in your response to prior comment eight, please revise future filings to include this reconciliation.

Response: The Company will revise future filings to clarify the amount of impaired loans on nonaccrual versus accrual status. The Company will also include in future filings a reconciliation of impaired loans to nonaccrual loans at each period end.

The Company provides supplementally the following information, which will form the basis of its future disclosures in response to this comment:

In the fourth quarter of 2010, the Company became aware that its risk grade definition of impaired loans (Substandard and Doubtful) was more inclusive than the definition under

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

generally accepted accounting principles (GAAP). The GAAP definition states that an individual loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. As a consequence, the Company has determined that it has inadvertently overstated the amount of impaired loans as of September 30, 2010 and potentially in earlier periods. Notwithstanding this situation, the Company does not believe that this misstatement had any material impact on the allowance for loan losses calculation.

In response to the situation described above, the Company has temporarily modified its definition of impaired loans to include all non-accrual loans, all risk-grade 8 (Doubtful) loans that are not on non-accrual status and all loans with a risk grade 7 (Substandard) that are more than 60 days delinquent as of the statement date. On an on-going basis beginning with the first quarter of 2011, the Company will review all Substandard and Doubtful loans (excluding loans less than $100K) pursuant to and specifically for compliance with the accounting definition of impairment as described above.

The Company is in the process of reviewing its determination of impaired loans for December 31, 2010 so that they are properly presented and otherwise disclosed in its Annual Report on Form 10-K for the year ended December 31, 2010. During this process, the Company will also review what it has presented as the amount of impaired loans in past 2010 filings in order to determine whether any adjustments need to be made to what the Company has previously disclosed for the amount of its impaired loans. The Company will explain in detail its conclusions, both quantitatively and qualitatively, in its 2010 Form 10-K.

A reconciliation of impaired loans to nonaccrual loans is set forth in the table below:

Non-accruals	$
Past due >60 days and still accruing

Collection doubtful and still accruing

Total impaired	$

Note 4. Loans Covered By FDIC Shared-Loss Agreement (Covered Loans), page 16

4.	We note your disclosure on page 16 that you applied the provisions of ASC 310-30 to all loans acquired in the SFSB acquisition. Please revise future filings to provide separate ASC 310-30-50 disclosures for both the amount of loans that met the criteria of ASC 310-30 at the acquisition date and the amount of loans for which you analogized the requirements of ASC 310-30. Please provide us with your proposed disclosures.

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

Response: The Company will revise future filings to provide separate ASC 310-30-50 disclosures for both the amount of loans that met the criteria of ASC 310-30 at the acquisition date and the amount of loans for which it analogized the requirements of ASC 310-30.

The Company provides supplementally the following information, which will form the basis of its future disclosures in response to this comment:

The Company is applying the provisions of FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, to all loans acquired in the SFSB acquisition (the “covered loans”). Of the total $198.3 million in loans acquired, $49.1 million met the criteria of ASC 310-30. These loans, consisting mainly of construction loans, were deemed impaired at the acquisition date. The remaining $149.1 million of loans acquired, comprised mainly of residential 1-4 family, was analogized to meet the criteria of ASC 310-30. Analysis of this portfolio revealed that SFSB utilized weak underwriting and documentation standards, which led the Company to believe that significant losses were probable given the economic environment at the time.

5.	We note your response to prior comment nine in our letter dated July 28, 2010, including your rollforward of the allowance for loan losses related to covered loans. Please revise future filings, either here or in your accounting policies footnote, to disclose your accounting policy for “recoveries” related to covered loans. To this extent, please clarify that these “recoveries” are in fact reimbursements received from the FDIC and are different from recoveries recorded related to non-covered loans.

Response: The Company will revise future filings to disclose its accounting policy for “recoveries” related to covered loans. The Company clarifies that these recoveries are in fact reimbursements received from the FDIC and are different from recoveries recorded related to non-covered loans.

Note 5. FDIC Agreements and FDIC Indemnification Asset, page 18

6.	We note your disclosure on page 18 that the FDIC indemnification asset decreased from $76.11 million at December 31, 2009 to $61.17 million at September 30, 2010. In addition, we note your disclosure on page 39 that during the nine months ended September 30, 2010 the asset was reduced by $2.0 million due to lower than expected losses in the covered loan portfolio. In an effort to present clear and transparent disclosures please revise future filings to include a detailed rollforward of the FDIC indemnification asset to reflect all changes in the asset balance during the period. Please also include a narrative disclosure addressing the reason(s) for the charges. Please provide us with your proposed disclosures.

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

Response: The Company will revise future filings to include a detailed rollforward of the FDIC indemnification asset to reflect all changes in the asset balance during the period.

The Company provides supplementally the following information, which will form the basis of its future disclosures in response to this comment:

In addition to the premium amortization, the balance of the FDIC indemnification asset is affected by expected payments from the FDIC. Under the terms of the shared-loss agreements, the FDIC will reimburse the Company for loss events incurred related to the covered loan portfolio. These events include such things as future writedowns due to decreases in the fair market value of other real estate owned (OREO), net loan charge-offs and recoveries, and net gains and losses on OREO sales.

Activity in the FDIC indemnification asset for the nine months ended September 31, 2010 is as follows (dollars in thousands):

Balance as of December 31, 2009	$76,107

Increases:
Writedown of OREO property to FMV	2,145

Decreases:
Accretion of premium	(1,992)

Reclassifications to FDIC receivable:
Net loan charge-offs and recoveries	(5,984)
Net gain/loss on OREO sales	(5,439)
Reimbursements requested from FDIC	(3,667)

Balance as of September 30, 2010	$61,170

Note 12. Contingencies, page 29

7.	We note your disclosure on page 29 that the former Chief Strategic Officer received transaction-based bonus awards. In addition, we note your disclosure on page 23 of the March 31, 2010 Form 10-Q that discussions were ongoing with the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions related to the violation these bonus awards may cause of the Federal Reserve System Regulation W and the rules and regulations of the TARP Capital Purchase Program. Please revise future filings to include the following:

•	The nature of the contingency and current status of the discussions with the regulators;

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

•	The amount of the bonus awards and date paid to the former Chief Strategic Ofticer; and

•	An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made related to the non-approval of the bonus awards by the regulators.

Response: The Company will revise future filings to include the disclosures that the Staff has requested in this comment.

Item 4. Controls and Procedures

Remediation Steps to Address Material Weakness, page 49

8.	We note from your disclosures on page 49 that you adopted enhanced policy and procedures for your allowance for loan losses in September 2010. Please address the following:

•

Tell us and revise future filings to include a detailed discussion of the specific changes you made to your allowance for loan losses methodology during the third quarter, including how those changes impacted the timing and amount of your charge-offs and recording of the provision for loan losses.

•

In your revised disclosure, please describe in detail the changes made to the impairment measurement process and the historical loss analysis including a description of the factors or policy before the revisions.

•

Tell us and revise future filings to disclose the dollar amount of the impact from these changes to your allowance for credit losses methodology as required by ASC 250-10-50 (paragraph 22 of SFAS 154).

Response: The Company will revise future filings to include the disclosures that the Staff has requested in this comment.

The Company provides supplementally the following information, which will form the basis of its future disclosures in response to this comment:

The Company’s analysis with respect to its allowance for loan losses consists of two components, FAS 5 and FAS 114. The changes made to the Company’s methodology during the third quarter of 2010 did not materially impact either the timing or the amount of charge-offs or the recording of the provision for loan losses and, thus, the level of the allowance for loan losses. The Company believes the new methodology lays the foundation for a more accurate, rational and disciplined approach to the allowance for loan losses calculation. Specifically, it enhances the dynamics of FAS 5 and FAS 114 considerations. The specific changes made in the third quarter of 2010 in each category are discussed below.

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

The FAS 5 allowance calculation, which reflects the pool level analysis based on FDIC call report codes, was composed of the following components:

•

Loan losses forecasted based on a linear regression analysis of historical loan losses for all real estate loans as reported by the Federal Reserve (which will be enhanced in the fourth quarter of 2010 with pool level data from the FDIC) as compared to the percentage of unemployment in the United States. The forecast for the Company used the most current rate of unemployment in the Richmond, Virginia metropolitan statistical area because that area is the location of a significant portion of the portfolio.

•	Historical losses for the Company for prior quarters in 2010, 2009 and for year-end 2008, which were weighed more heavily for current periods.

•	Risk grade migration, which represents quarterly trends for changes in weighted average risk grades.

•	Delinquency migration, which represents quarterly trends for changes in weighted average delinquency.

•	An unallocated component to capture management’s view of the overall impact of general economic conditions as well as internal factors specific to the Company.

With respect to the FAS 114 allowance calculation, all classified/impaired loans (Substandard and Doubtful) were reviewed for dollar impairment. A loan level specific allowance was established for those loans that were dollar impaired. If, after analysis, a loan had no dollar impairment, the loan was migrated to the FAS 5 analysis. If the information received as of the end of the quarter was insufficient to analyze the loan for a specific reserve (loans with a balance of less than $100,000 were treated as a group and not analyzed individually), a reserve was calculated equal to the average percent of individual loan dollar impairment multiplied by the balance.

Prior to the third quarter of 2010, the Company had conducted its FAS 114 review similar to the process described above, but it did not migrate loans for FAS 5 treatment. In connection with FAS 5, the Company had assigned basis point factors related to a weak real estate market, weak economic conditions, internal resource gaps, level of documentation exceptions and concern over the acquisition, development and construction portfolio. In addition, the Company had factored in an analysis of its historical net charge-offs.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

Ms. Brittany Ebbertt

Division of Corporation Finance

December 29, 2010

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 417-7373 or joakey@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ John M. Oakey, III
John M. Oakey, III
General Counsel and Secretary